EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$1,684	$1,453	$1,477	$1,657	$2,011
Fixed Charges (as below)	989	916	1,002	1,149	1,241
Preference Security Dividend Requirements of Consolidated Subsidiaries	(9)	(10)	(4)	(4)	(4)
Total Earnings	$2,664	$2,359	$2,475	$2,802	$3,248

FIXED CHARGES
Interest Expense	$781	$697	$732	$841	$958
Credit for Allowance for Borrowed Funds Used During Construction	22	36	82	79	75
Estimated Interest Element in Lease Rentals	177	173	184	225	204
Preference Security Dividend Requirements of Consolidated Subsidiaries	9	10	4	4	4
Total Fixed Charges	$989	$916	$1,002	$1,149	$1,241

Ratio of Earnings to Fixed Charges	2.69	2.57	2.47	2.43	2.61